SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCPIE HOLDINGS INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

C-78402P

(CUSIP NUMBER OF CLASS OF SECURITIES)

DONALD J. ZUK

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SCPIE HOLDINGS INC.

1888 CENTURY PARK EAST

LOS ANGELES, CALIFORNIA 90067

(310) 551-5900

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

JOSHUA E. LITTLE, ESQ.

LATHAM & WATKINS LLP

12636 HIGH BLUFF DRIVE

SAN DIEGO, CALIFORNIA 92130

(858) 523-5400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$417,200	$84

*	Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all outstanding eligible options to purchase common stock of SCPIE Holdings Inc. with an exercise price equal to or greater than $29.00 per share, for a total aggregate purchase price of $417,200. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.    Filing Party:  Not applicable.

Form or Registration No.:  Not applicable.    Date Filed:  Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet

The information set forth under Summary Term Sheet in the Offer to Purchase, dated November 18, 2003 and attached hereto as Exhibit (a)(1)(i) (the Offer to Purchase) is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the issuer is SCPIE Holdings Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 1888 Century Park East, Suite 800, Los Angeles, California 90067, and its telephone number is (310) 551-5900. The information set forth in the Offer to Purchase under Section 9 (Information About SCPIE Holdings Inc.) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to a an offer by the Company to its employees, for compensatory purposes, to purchase for cash, without interest thereon, from its eligible employees all outstanding stock options with exercise prices of $29.00 per share or greater that were granted under the 2003 Amended and Restated Equity Compensation Plan of SCPIE Holdings Inc. through the date hereof, which we refer to as the Plan. The purchase price is subject to reduction only for any withholding taxes payable by the Company, upon the terms and subject to the conditions described in the Offer to Purchase and the related election form attached hereto as Exhibit (a)(1)(i) (we refer to this as the Election Form and we refer to the Election Form and the Offer to Purchase, as each may be amended from time to time, collectively as the Offer). The Plan is considered an employee benefit plan as defined in Rule 405 under the Securities Act of 1933.

The information set forth in the Offer to Purchase under Section 1 (Option Purchase Price; Expiration Date), Section 5 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 8 (Source and Amount of Funds) is incorporated herein by reference.

(c) The information set forth in the Offer under Section 7 (Price Range of Common Stock) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) The filing person is the subject company in the Offer. The information set forth under Item 2(a) above and set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase under Summary Term Sheet, Section 1 (Option Purchase Price; Expiration Date), Section 3 (Procedures), Section 4 (Withdrawal Rights), Section 5 (Acceptance for Purchase of Options and Payment of Cash Amount), Section 6 (Conditions of the Offer), Section 8 (Source and Amount of Funds), Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer), Section 12 (Legal Matters; Regulatory Approvals), Section 13 (Material U.S. Federal Income Tax Consequences) and Section 16 of the Offer to Purchase (Extension of Offer; Termination; Amendment) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements

(a) The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) The Offer is being conducted for compensatory purposes as described in the Offer to Purchase. The information set forth in the Offer to Purchase under Section 2 (Purpose of the Offer) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 5 (Acceptance for Purchase of Options and Payment of Cash Amount) and Section 11 (Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer) is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 2 (Purpose of the Offer) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) The information set forth in the Offer to Purchase under Section 8 (Source and Amount of Funds) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 6 (Conditions of the Offer) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used

(a) Not applicable.

Item 10. Financial Statements

(a) The information set forth in the Offer to Purchase under Section 9 (Information About SCPIE Holdings Inc.) and under Section 16 (Additional Information) is incorporated herein by reference.

(b) Not applicable.

Item 11. Additional Information

(a) The information set forth in the Offer to Purchase under Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) and Section 12 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase Certain Outstanding Options, dated November 18, 2003.

(a)(1)(ii)	Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of Procedures.

(a)(1)(iii)	Election to Tender Form.

(a)(1)(iv)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.

(a)(1)(v)	Notice of Election to Withdraw Options From Offer to Purchase.

(a)(1)(vi)	E-mail Communication to Eligible SCPIE Holdings Employees.

(a)(1)(vii)	Form of E-mail Communication to Rejected Tendering Option Holders.

(a)(1)(viii)	Form of Rights Letter

(a)(1)(ix)	SCPIE Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 001-12449) and incorporated by reference.

(a)(1)(x)	SCPIE Holdings’ proxy statement for its 2003 Annual Meeting of Stockholders, filed with the SEC on April 2, 2003 and incorporated by reference.

(a)(1)(xi)	SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003 (File No. 001-12449) and incorporated by reference.

(a)(1)(xii)	SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003 (File No. 001-12449) and incorporated by reference.

(a)(1)(xiii)	SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 (File No. 001-12449) and incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of SCPIE Holdings Inc., as amended (incorporated by reference to SCPIE Holdings’ Registration Statement on Form S-1 declared effective by the SEC on January 29, 1997 (File No. 33-4450) and SCPIE Holdings’ Form 8-A filed with the SEC on May 22, 1997 (File No. 001-12449)).

(d)(2)	Bylaws of SCPIE Holdings Inc. (incorporated by reference to SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 16, 1999 (File No. 001-12449)).

(d)(3)	2003 Amended and Restated Employee Stock Option Plan of SCPIE Holdings Inc. (incorporated by reference to SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 (File No. 001-12449)).

(d)(4)	Forms of agreements for use under SCPIE Holdings’ 2003 Amended and Restated Equity Participation Plan (incorporated by reference to SCPIE Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 001-12449) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 (File No. 001-12449)).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003	SCPIE HOLDINGS INC.

	By:	/s/ DONALD J. ZUK
	Name:	Donald J. Zuk
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase Certain Outstanding Options, dated November 18, 2003.

(a)(1)(ii)	Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of Procedures.

(a)(1)(iii)	Election to Tender Form.

(a)(1)(iv)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options.

(a)(1)(v)	Notice of Election to Withdraw Options From Offer to Purchase.

(a)(1)(vi)	E-mail Communication to Eligible SCPIE Holdings Employees.

(a)(1)(vii)	Form of E-mail Communication to Rejected Tendering Option Holders.

(a)(1)(viii)	Form of Rights Letter.

(a)(1)(ix)	SCPIE Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 001-12449) and incorporated by reference.

(a)(1)(x)	SCPIE Holdings’ proxy statement for its 2003 Annual Meeting of Stockholders, filed with the SEC on April 2, 2003 and incorporated by reference.

(a)(1)(xi)	SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 15, 2003 (File No. 001-12449) and incorporated by reference.

(a)(1)(xii)	SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003 (File No. 001-12449) and incorporated by reference.

(a)(1)(xiii)	SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 (File No. 001-12449) and incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of SCPIE Holdings Inc., as amended (incorporated by reference to SCPIE Holdings’ Registration Statement on Form S-1 declared effective by the SEC on January 29, 1997 (File No. 33-4450) and SCPIE Holdings’ Form 8-A filed with the SEC on May 22, 1997 (File No. 001-12449)).

(d)(2)	Bylaws of SCPIE Holdings Inc. (incorporated by reference to SCPIE Holdings’ Quarterly Report on Form 10-Q, filed with the SEC on August 16, 1999 (File No. 001-12449)).

(d)(3)	2003 Amended and Restated Employee Stock Option Plan of SCPIE Holdings Inc. (incorporated by reference to SCPIE Holdings’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 (File No. 001-12449)).

(d)(4)	Forms of agreements for use under SCPIE Holdings’ 2003 Amended and Restated Equity Participation Plan (incorporated by reference to SCPIE Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 001-12449) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003 (File No. 001-12449)).

(g)	Not applicable.

(h)	Not applicable.